                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



         [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       Or

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                        Commission file number 001-14793

         FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

     (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

                                 FIRST BANCORP.

                       1519 Ponce de Leon Avenue, Stop 23
                        Santurce, Puerto Rico 00908-0146

   (Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
INDEX
--------------------------------------------------------------------------------


                                                                                                              PAGE (s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...........................................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for
 Benefits at December 31, 2003 and 2002...........................................................................2

Statement of Changes in Net Assets
 Available for Benefits for the year ended December 31, 2003......................................................3

Notes to Financial Statements.................................................................................4 - 8

SUPPLEMENTAL SCHEDULE*

Exhibit I -
  Schedule of Assets (Held at End of Year) - December 31, 2003....................................................9


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management.

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 18, 2004

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                                    2003              2002
                                                                ------------      ------------
ASSETS
Investments
  Investments in mutual funds, at fair value                    $ 12,044,285      $  9,692,129
  Investment in First BanCorp. common stock, at fair value         2,421,488         1,072,055
  Participant loans receivable                                       344,502           135,592
                                                                ------------      ------------
    Total investments                                             14,810,275        10,899,776
                                                                ------------      ------------
RECEIVABLES
Employer contribution                                                588,832           403,858
Participant contributions                                               --              45,362
Other receivables, principally interest and dividends                     72             7,275
                                                                ------------      ------------
    Total receivables                                                588,904           456,495
                                                                ------------      ------------
Cash                                                                  95,967            48,163
                                                                ------------      ------------
    Total assets                                                  15,495,146        11,404,434
LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
Due to brokers for securities purchased                                2,367            40,943
                                                                ------------      ------------
    Net assets available for benefits                           $ 15,492,779      $ 11,363,491
                                                                ============      ============






   The accompanying notes are an integral part of these financial statements.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


                                                                 2003
                                                             ------------
ADDITIONS
Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments            $  2,374,350
    Interest income on loans to participants                       14,581
    Dividends                                                     185,948
                                                             ------------
                                                                2,574,879
                                                             ------------
  Contributions
    Employer                                                      833,717
    Participants                                                  978,584
    Rollovers from other qualified plans                          238,557
                                                             ------------
                                                                2,050,858
                                                             ------------
      Total additions                                           4,625,737
Deductions
Benefits paid to participants                                     496,449
                                                             ------------
      Net increase in net assets available for benefits         4,129,288
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                              11,363,491
                                                             ------------
End of year                                                  $ 15,492,779
                                                             ============





   The accompanying notes are an integral part of these financial statements.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.      DESCRIPTION OF THE PLAN

        REPORTING ENTITY

        The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the "Plan") sponsored by FirstBank Puerto Rico (the "Bank") for its Puerto Rico employees only.

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Internal Revenue Code Section 1165(e).

        All full-time employees of the Bank and its wholly owned subsidiaries are eligible to participate in the Plan after completion of one year of service.

        CONTRIBUTIONS

        Participants are permitted to contribute up to 10% of their pretax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. During the plan year, contributions were limited to a pre-tax maximum of $8,000 per year. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants' accounts as established in the Plan's document. Investment of participants' and employer's contributions are directed by participants into various investment options, which include several mutual funds and common stock of First BanCorp., the Bank's parent company. Contributions are subject to certain limitations.

        PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and (b) Plan earnings, and charged with an allocation of investment management expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        VESTING

        Participants are immediately vested in their contributions and employer's matching contribution plus actual earnings thereon.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

        Effective January 1, 2002, the Plan was amended to adopt a graded vesting schedule for the Bank's additional discretionary contribution as follows:


                Years of                              Vested
                 Service                            Percentage
                Less than 2                              0%
                 2                                      20%
                 3                                      40%
                 4                                      60%
                5 or more                              100%

        LOANS TO PARTICIPANTS

        Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000 whichever is less. Loan transactions are treated as a transfer to
        (from) the investment funds from (to) the Participants Loan Fund. Loans are secured by the balance in the participants' accounts and bear interest at the rate determined by the Plan administrator at the time of the loan. The interest rate of these loans range from 6% to 9%. Principal and interest is paid ratably through biweekly payroll deductions.

        PAYMENT OF BENEFITS

        Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

        Benefits are paid in a lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former member. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank's contributions or earnings of the Plan's investments. There were no deferred vested benefits at December 31, 2003.

        PLAN EXPENSES AND ADMINISTRATION

        Bank and participant contributions are held by AST Trust Company as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

        Administrative fees are paid by the Bank.

        FORFEITURES

        Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan for the following year.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

2.      SUMMARY OF ACCOUNTING POLICIES

        BASIS OF FINANCIAL STATEMENTS

        The Plan's policy is to prepare its financial statements using the accrual basis of accounting.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        CONTRIBUTIONS

        Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants' compensation. Matching employer's contributions are recorded in the same period.

        INVESTMENTS VALUATION AND INCOME RECOGNITION

        The Plan's investments in mutual funds and common stock of First BanCorp. are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. First BanCorp.'s common stock is valued at its quoted market price. The Plan presents in the statements of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

        PARTICIPANT LOANS

        Participant loans receivable are valued at the amounts receivable from participants.

        PAYMENT OF BENEFITS

        Benefits are recorded when paid.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



3.      INVESTMENTS

        The following presents the Plan's investments:


                                                             2003                           2002
                                                   ---------------------------   ---------------------------
                                                      Value       # of shares        Value      # of shares
                                                   ------------   ------------   ------------   ------------
        Vanguard S&P Indexed Fund*                 $  2,891,384         28,162   $  2,261,843         27,872
        Vanguard Money Market*                        3,467,004      3,467,004      2,837,110      2,837,110
        Ameristock Mutual Fund*                       1,567,843         39,783      1,305,515         39,513
        Baron Asset Fund*                             1,131,926         25,825        910,887         26,464
        Harbor Bond Mutual Fund                         463,221         39,156             --             --
        Harbor International Institutional Fund*      1,072,575         29,154             --             --
        Janus Balanced Fund*                          1,237,290         63,427      1,134,075         63,427
        Ariel Fund                                      119,767          2,654
        Lazard International Equity*                         --             --        636,395         71,345
        Warburg Pincus Fixed Income                          --             --        542,389         56,032
        First BanCorp. Common Stock*                  2,421,488         61,226      1,072,055         52,209
        Janus Investment Growth & Income                 93,275          3,226         63,915          2,738
        Participant Loans                               344,502             --        135,592             --
                                                   ------------                  ------------
                                                   $ 14,810,275                  $ 10,899,776
                                                   ============                  ============

        *Investment exceeds five percent of net assets available for benefits.

        During 2003, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in values as follows:

        Mutual Funds                                             $ 1,508,980
        Common stock - First BanCorp.                                865,370
                                                                 -----------
                                                                 $ 2,374,350
                                                                 ===========

4.      TAX STATUS

        The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated April 5, 1993 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code of the Commonwealth of Puerto Rico and, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.


5.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


6.      FORFEITED AMOUNT

        Forfeited nonvested accounts amounted to $11,603 at December 31, 2003 (2002 - $4,393). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan for the following year or reduce the Bank's future contributions. In 2002, $12,888 from forfeited nonvested accounts were used to cover administrative expenses. No forfeitures were used to reduce Bank's contributions or administrative expenses in 2003.

7.      RISKS AND UNCERTAINTIES

        The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

8.      ADDITIONAL CONTRIBUTIONS

        The Board of Directors of the Bank approved in 2004 an additional contribution of approximately $481,200 based on the Bank's 2003 results and has been recorded as employer contribution receivable in the statement of net assets available for benefits. In addition, as part of the Plan's compliance with its non-discrimination test the Bank agreed to contribute approximately $107,600 to non-highly compensated participants to satisfy contribution requirements. Such additional contribution has been also recorded as employer contribution receivable in the statement of net assets for benefits.

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4(I) ON FORM 5500)                                   EXHIBIT I
--------------------------------------------------------------------------------


                                                          Description of
Identity of Issue or Borrower                     Investment or Rate of Interest                      2003
Ameristock Mutual Fund                            Mutual Fund, 39,783 shares                     $   1,567,843
Ariel Fund                                        Mutual Fund, 2,654 shares                            119,767
Baron Asset Fund                                  Mutual Fund, 25,852 shares                         1,131,926
First BanCorp. Common Stock *                     61,226 shares of common stock                      2,421,488
Harbor Bond Fund                                  Mutual Fund, 39,156 shares                           463,221
Harbor International Equity Fund                  Mutual Fund, 29,154 shares                         1,072,575
Janus Balanced Fund                               Mutual Fund, 62,050 shares                         1,237,290
Janus Investment Growth & Income                  Mutual Fund, 3,226 shares                             93,275
Participant loans                                 Interest rate ranging from 6% to 9%                  344,502
Vanguard Prime Money Market Fund                  Pooled Account, 3,467,004 units                    3,467,004
Vanguard S&P 500 Indexed Fund                     Mutual Fund, 28,162 shares                         2,891,384
                                                                                                 -------------
                                                                                                 $  14,810,275
                                                                                                 =============

* Party-in-interest

                                    SIGNATURE

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  FIRST BANCORP.



Date:  06/28/04                   By: /s/ Annie Astor-Carbonell
                                      -------------------------------
                                          Authorized Representative


Date:  06/28/04                   By: /s/ Aida M. Garcia
                                      -------------------------------
                                          Authorized Representative

                               INDEX OF EXHIBITS


EXHIBIT NUMBER             EXHIBIT DESCRIPTION
--------------             -------------------
23                         Consent of PricewaterhouseCoopers LLP